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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16014788

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC Mail Processing Section
MAR 08 2016
Washington DC
404

SEC FILE NUMBER
~~8-527520~~

8-52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nasdaq Options Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Setaro 212-381-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

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OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nasdaq Options Services, LLC, as of Dec 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2016

Signature

Chief Compliance Officer
Title

Leonard B. Comberiate
Notary Public 2.29.16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2015

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NASDAQ Options Services, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 29, 2016

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	557,715
Receivables from affiliates, net		114,292
Total assets	$	672,007
Liabilities and member's equity		
Liabilities:		
Accrued liabilities	$	-
Accrued compensation and benefits		-
Total liabilities		-
Member's equity		672,007
Total liabilities and member's equity	$	672,007

See accompanying notes to the statement of financial condition.

NASDAQ Options Services, LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Description of the Business

NASDAQ Options Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The NASDAQ Stock Market LLC (the "Exchange"). Through March 24, 2014, the Company operated as the routing broker-dealer for the Exchange, NASDAQ OMX PHLX, LLC ("PHLX"), and NASDAQ OMX BX, Inc. ("BX"), collectively the self-regulated organizations ("SROs"), all affiliated entities. Nasdaq, Inc. ("NASDAQ") is the holding company that operates The NASDAQ Stock Market LLC, PHLX, and BX as its wholly owned subsidiaries. The Exchange provides NASDAQ's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange, BX, PHLX and other national options exchanges.

As of March 24, 2014, Nasdaq Execution Services, LLC ("NES"), another wholly owned subsidiary of Norway Acquisition, began routing options and became the sole routing broker for NASDAQ's equities and options exchanges in the U.S. As a consequence, the Company became non-operational and withdrew its exchange and clearinghouse memberships.

Prior to March 24, 2014, the Company was self-clearing and maintained an account at the Options Clearing Corporation ("OCC"), the National Securities Clearing Corporation ("NSCC") and the Depository Trust and Clearing Corporation ("DTCC"). The account at OCC was transferred to NES as well as a portion of the NSCC and DTCC accounts.

Activity and Regulation of NASDAQ Options Services, LLC

Prior to March 24, 2014, the Company operated as the Exchange's, PHLX's and BX's routing broker-dealer for sending orders in exchange-listed options from the Exchange, PHLX, and BX to other venues for execution in accordance with member order instructions and requirements. The Company also cleared all routed trading activity in options listed on the Exchange, PHLX and BX directly with the OCC.

The Company is registered broker-dealer with the Securities and Exchange Commission ("SEC"), and in the state of New York. The Company is also a member of Financial Industry Regulatory Authority ("FINRA"). The Company's affiliated broker-dealer, NASDAQ Execution Services, LLC, took over its function as of March 24, 2014. Currently, the Company is no longer performing any business activities.

1. Organization and Description of the Business (continued)

The Company is subject to regulation by the SEC, FINRA, the SROs and New York state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2015, the Company has not adopted any new accounting pronouncements that had a material impact on its financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." The purpose of this standard is to clarify the principles for recognizing revenue and develop a common revenue standard for U.S. GAAP. The core principle of this update is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, FASB released ASU 2015-14 "Revenue from Contracts with Customers," which extended the deadline date for implementation such that the standard will be effective for annual reporting periods beginning after December 15, 2017. The Company does not expect the adoption of this standard to have a material effect on the financial statements as the Company currently has no material revenue arrangements.

2. Summary of Significant Accounting Policies (continued)

In August 2014, FASB released ASU 2014-15, "Presentation of Financial Statements – Going Concern", requiring management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The standard will be effective for periods ending after December 15, 2016.

Cash

The Company's cash is held by The Bank of New York Mellon in a non-interest bearing account.

Transaction Fee Revenues and Clearing, Execution and Exchange Fees

Prior to March 24, 2014, the Company received fees from the Exchange, PHLX and BX for providing trade routing services. The billing structure for this arrangement was defined by service agreements entered into between the Company, the Exchange, PHLX and BX (collectively, "the Service Agreements") and were billed on a monthly basis and accrued when earned on a trade date basis. The Company did not incur clearing, execution and exchange fees for routed transactions in 2015.

Intercompany balances are settled on a periodic basis. See Note 3 for further discussion.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and penalties related to income tax matters are recognized in income tax expense.

2. Summary of Significant Accounting Policies (continued)

The Company has determined that there are no uncertain tax positions as of December 31, 2015.

At December 31, 2015, the Company has accrued no interest or penalties related to income tax matters.

3. Related-Party Transactions

Certain expenses of the Company are settled on the Company's behalf by NASDAQ and the Exchange. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates.

Prior to March 24, 2014, the Company operated as the routing broker for the Exchange, PHLX and BX. Under the Service Agreements, the Exchange, PHLX and BX agreed to pay the Company pass through costs incurred in routing orders to third party and intercompany

destinations on behalf of the Exchange, PHLX and BX. The Exchange also agreed to pay for expenses including OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs.

The Exchange agreed to provide the Company with support services, including but not limited to, direct financial and business management support The Company will reimburse the Exchange an agreed upon amount each month for these services through December 2015.

For the year ended December 31, 2015, the Company was also charged by NASDAQ for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

At December 31, 2015, $114,292 was recorded as a net receivable from affiliate primarily related to clearing, execution, and exchange fees. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. For income tax purposes, the Company is disregarded as an entity separate from its owner, Nasdaq, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer.

4. Income Taxes (continued)

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. Federal income tax returns for the years 2011 through 2013 are currently under audit by the Internal Revenue Service and are subject to examination for year 2014. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2013 and the Company is subject to examination for 2014.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2015, the Company had net capital of $557,715 which was $307,715 in excess of its required minimum net capital of $250,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii).

6. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

6. Commitments and Contingent Liabilities (continued)

The SEC and FINRA adopt rules, examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs, and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs. As of December 31, 2015, no matters have arisen that would result in a need to record a liability.

7. Fair Value of Financial Instruments

The Company's assets are recorded at fair value or at amounts that approximate fair value. These assets include cash and receivables from affiliates, net. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

NASDAQ Options Services, LLC
December 31, 2015
With Report of Independent Registered Public Accounting Firm